KODIAK GAS SERVICES, INC.

9950 Woodloch Forest Drive, Suite 1900

The Woodlands, Texas 77380

July 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Liz Packebusch

RE:	Kodiak Gas Services, Inc.

Registration Statement on Form S-3

File No. 333-280710

Dear Ms. Packebusch:

Reference is hereby made to the Registration Statement on Form S-3 (File No. 333-280710) of Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 5, 2024 (the “Registration Statement”). The Registration Statement was inadvertently filed by the Company as a Form S-3 rather than Form S-3ASR. No securities have been sold pursuant to the Registration Statement. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the immediate withdrawal of the Registration Statement. The Company will file a new registration statement on Form S-3ASR.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against any future filing fees.

If you have any questions with regard to the foregoing request, please contact Matthew R. Pacey at (713) 836-3786, Jennifer Wu at (512) 678-9150 or Atma Kabad at (713) 836-3364, each of Kirkland & Ellis LLP.

Sincerely,

KODIAK GAS SERVICES, INC.

/s/ Kelly Battle
Name:	Kelly Battle
Title:	Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary